Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Three months Ended September 30,		Fiscal Year Ended June 30,
	2004	2003	2004	2003	2002	2001	2000
EARNINGS
Income from continuing operations before income taxes	$188,679	$84,613	$494,068	$297,382	$218,036	$528,183	$562,187
Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	15,051	19,830	67,435	75,380	75,994	89,141	51,576
Amortization of deferred loan costs	407	980	2,293	1,786	1,357	810	659
Portion of rents representative of interest factor	5,549	5,381	22,195	21,524	20,509	18,663	13,457
Equity share of losses of companies for which debt obligations are not guaranteed				2,895	6,078	1,571	1,359
Amortization of previously capitalized interest	73	73	291	291	297	274	254

Income as adjusted	$209,759	$110,877	$586,282	$399,258	$322,271	$638,642	$629,492

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$15,051	$19,830	$67,435	$75,380	$75,994	$89,141	$51,576
Capitalized interest
Amortization of deferred loan costs	407	980	2,293	1,786	1,357	810	659
Portion of rents representative of interest factor	5,549	5,381	22,195	21,524	20,509	18,663	13,457

Fixed charges	$21,007	$26,191	$91,923	$98,690	$97,860	$108,614	$65,692

RATIO OF EARNINGS TO FIXED CHARGES	9.99x	4.23x	6.38x	4.05x	3.29x	5.88x	9.58x